Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)

The following discussion and analysis of financial results is dated February 18, 2006 and is to be read in conjunction with the audited consolidated financial statements as at and for the years ended December 31, 2005 and 2004. All amounts are stated in Canadian dollars unless otherwise specified. All note references relate to the notes included with the consolidated financial statements. In accordance with Canadian practice, production volumes, reserve volumes and revenues are reported on a gross basis, before deduction of crown and other royalties, unless otherwise stated. Where applicable, natural gas has been converted to barrels of oil equivalent (“BOE”) based on 6 Mcf:1 BOE. The BOE rate is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead. Use of BOE in isolation may be misleading.

NON-GAAP MEASURES

Throughout the MD&A, we use the terms funds flow from operations (“funds flow”) and cash available for distribution. These terms as presented do not have any standardized meaning as prescribed by Canadian generally accepted accounting principles (“GAAP”), and therefore they may not be comparable with the calculation of similar measures for other entities. Funds flow as presented is not intended to represent operating cash flows or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with GAAP. Funds flow is used by management to analyze operating performance, leverage and liquidity. All references to funds flow throughout this report are based on cash flow from operating activities before changes in non-cash working capital. Cash available for distribution is calculated using funds flow less discretionary amounts of cash withheld for acquisitions, capital expenditures and debt repayment. Refer to the Cash Available for Distribution section of the MD&A for a quantitative reconciliation of “funds flow” to cash flow from operating activities.

2005 OVERVIEW

2005 was an extremely active year with the acquisitions of TriLoch Resources Inc. (“TriLoch”) and Lyco Energy Corporation (“Lyco”) occurring throughout our third quarter. The acquisition of Lyco was a strategic move into the United States and has provided further opportunities evidenced by the acquisition of Sleeping Giant LLC (“Sleeping Giant”) which closed in the fourth quarter. These acquisitions, collectively, added approximately 10,000 BOE/day of production and 42.8 MMBOE of total proved plus probable reserves, replacing approximately 147% of 2005 total production.

Overall we achieved our corporate guidance targets for annual production, operating costs per BOE and general and administrative (“G&A”) costs per BOE. Development capital expenditures were $13.7 million higher than our guidance due to additional opportunities and increased costs. Our annual production increased 6% year over year due to our capital program and acquisitions. Exit production was approximately 85,000 BOE/day based on December’s monthly average, which is below our guidance of 86,000 BOE/day due to delays and facility restrictions. We estimate 3,800 BOE/day associated with 2005 capital spending was delayed and is expected to come on production early in 2006.

Compared to 2004, funds flow from operations increased 47%, net income per trust unit increased 52% and distributions to unitholders increased 20%. Additional production combined with a 28% rise in commodity prices were the main contributors to the year-over-year increases which were partially offset by a 4% increase in operating costs.

Highlights

•	Our Canadian unitholders realized a 38.2% total return in 2005 (representing the appreciation in unit price plus distributions paid during the year).
•	Our U.S. unitholders realized a 42.1% total return in 2005, as the appreciation in the Canadian dollar effectively increased distributions and the unit price when exchanged into U.S. dollars.

•	Rising commodity prices and higher production increased funds flow from operations to $794.4 million or $7.28 per trust unit, an increase of 34% per unit.
•	Distributions to unitholders increased by 20% to $511.1 million or 8% per unit to $4.54 per unit.
•	Actual monthly distributions per trust unit increased from $0.35 to $0.42 during 2005.
•	Average selling price per BOE increased 28% to $52.36 due to strengthening commodity prices.
•	Production averaged 79,727 BOE/day, a new record, which exceeded our annual target of 79,000 BOE/day.
•	Total development capital expenditures for the year were $368.7 million.

•	On July 1, 2005 we closed the acquisition of TriLoch with the issuance of 1.6 million trust units for total consideration of $77.4 million.
•	On August 30, 2005 we completed the acquisition of Lyco for total consideration of $501.9 million, our single largest transaction to date and our first acquisition outside of Canada.
•	In connection with the Lyco acquisition we completed an equity offering, issuing 10.6 million trust units for gross proceeds of $492.0 million ($466.9 million net of costs).
•	On October 4, 2005 we closed the acquisition of Sleeping Giant for total consideration of $111.9 million, increasing our working interest on existing U.S. properties.

•	Net income increased 67% to $432.0 million. On a trust unit basis the increase was 52% to $3.96 per unit reflecting the increase in trust units outstanding.
•	Our payout ratio decreased from 79% to 64% as we retained additional funds flow for development capital opportunities.
•	Operating costs were $7.45/BOE, consistent with our guidance for 2005. This represented a 4% increase from 2004 despite rapidly rising industry costs.
•	Cash G&A costs were in line with our guidance at $1.28/BOE.
•	Our commodity price risk management costs were $142.6 million ($4.90/BOE) during 2005 due to record high commodity prices.

•	Drilling efforts resulted in a success rate of over 99% with participation in 393 net wells.
•	Our finding, development and acquisition costs (“FD&A”) for the year were $19.55/BOE on a proved basis and $17.18/BOE on a proved plus probable basis including future development capital.
•	Proved reserves increased 12% to 313.2 MMBOE and proved plus probable reserves increased 11% to 449.1 MMBOE.
•	Positive reserve additions from development capital spending and acquisitions replaced 217% of 2005 production on a proved basis, and 247% on a proved plus probable basis.
•	Enerplus’ Reserve Life Index (“RLI”) continued to be one of the longest in the sector at 9.9 years on a proved basis and 13.5 years on a proved plus probable basis.
•	Our recycle ratio (operating income divided by FD&A) was 1.8x on a three-year basis and 1.7x for 2005 using proved plus probable reserves.
•	We continue to maintain a conservative balance sheet as evidenced by a net debt to trailing funds flow ratio of 0.8x.

RESULTS OF OPERATIONS

Production

Daily production increased 6% during 2005 averaging 79,727 BOE/day, up from 75,130 BOE/day in 2004. This increase was primarily due to our development capital program and acquisitions. The most significant acquisitions completed during the year included TriLoch, Lyco and Sleeping Giant.

Average production during 2005 was weighted 57% natural gas and 43% liquids on a BOE basis. Our operations have now expanded into the United States further diversifying our production base which already included Alberta, Saskatchewan, British Columbia and Manitoba. With operations widely distributed across more than 300 producing areas we minimize the risk that operational problems on a given property will materially impact our production or funds flow.

Average production volumes for the years ended December 31, 2005 and 2004 are outlined below:

Daily Production Volumes	2005	2004	% change
Natural gas (Mcf/day)	274,336	271,091	1%
Crude oil (bbls/day)	29,315	25,550	15%
Natural gas liquids (bbls/day)	4,689	4,398	7%
Total daily sales (BOE/day)	79,727	75,130	6%

We exited the year with production of approximately 85,000 BOE/day based on December’s monthly average production, slightly below our target of 86,000 BOE/day. Our development capital program experienced delays due to pipeline curtailment at Bashaw and facility restrictions at Bantry North. As a result we expect approximately 3,800 BOE/day of production related to 2005 activity to come on stream early in 2006.

We expect 2006 production to average 84,000 BOE/day, weighted 53% natural gas and 47% liquids. In addition, we expect to exit 2006 with production of approximately 89,000 BOE/day which is 5% above our 2005 exit rate. This reflects our planned development capital program, however does not contemplate potential acquisitions or dispositions.

Pricing

Our earnings, funds flow and financial condition are dependent on the prices received for our natural gas and crude oil production. The following table compares our average selling prices for 2005 with those of 2004. It also compares the benchmark price indices for the same periods.

Average Selling Price(1)	2005	2004	% Change
Natural gas (per Mcf)	$8.41	$6.56	28%
Crude oil (per bbl)	55.93	43.80	28%
Natural gas liquids (per bbl)	47.33	38.14	24%
Per BOE	$52.36	$40.90	28%
(1) Net of oil and gas transportation costs, but before the effects of commodity derivative instruments

Average Benchmark Pricing	2005	2004	% Change
AECO natural gas - monthly index (CDN$/Mcf)	$8.48	$6.79	25%
AECO natural gas - daily index (CDN$/Mcf)	8.71	6.53	33%
NYMEX natural gas - monthly NX3 index (US$/Mcf)	8.55	6.09	40%
NYMEX natural gas - monthly NX3 index: CDN$ equivalent (CDN$/Mcf)	10.30	7.91	30%
WTI crude oil (US$/bbl)	56.56	41.40	37%
WTI crude oil: CDN$ equivalent (CDN$/bbl)	68.14	53.77	27%
CDN$/US$ exchange rate	$0.83	$0.77	8%

Natural Gas

During the first half of the year, the monthly AECO benchmark natural gas price averaged just over $7.00/Mcf. Late in the summer, prices, climbed to over $12.00/Mcf in response to hurricane activity and strength in crude oil prices. Despite disruption in the Gulf Coast area, production during the summer injection season was sufficient to fill North American storage. Cold weather was slow to arrive in the fall of 2005 and as a result demand for natural gas combined with adequate storage levels caused prices to retreat at year-end to $10.78/Mcf. Overall, the average price for the AECO monthly index price for 2005 was $8.48/Mcf, up 25% compared to $6.79/Mcf in 2004.

Within our sales portfolio of aggregator, downstream and spot gas, we sold approximately 40% of our natural gas based on AECO month index, 40% based on AECO day index and 20% at NYMEX monthly NX3 index prices. With the volatility around the weather and supply issues, there can be significant price differences between the month and day indices.

During 2005 we realized an average price of $8.41/Mcf (net of transportation) on our natural gas, an increase of 28% from $6.56/Mcf in 2004. In comparison, the AECO monthly index price for natural gas increased 25% and the AECO daily index increased 33%.

As indicated by the current market for future prices (the “forward market”), AECO natural gas prices are expected to average $8.08/Mcf for 2006. Weather continues to be a significant factor in the near term volatility of natural gas prices.

Natural Gas Prices

Crude Oil

The crude oil benchmark West Texas Intermediate (“WTI”) price experienced volatility throughout 2005. Early in the year, fears concerning the supply demand balance and the refining infrastructure caused the prices to rise above US$50.00/bbl. Mid year unrest in Nigeria combined with the onset of the hurricane season pushed prices to peak at approximately US$70.00/bbl. Warmer weather and a reassessment of inventory levels post hurricane season, caused prices to settle into the US$60.00/bbl range near the end of the year. Overall, WTI prices denominated in U.S. dollars were 37% higher in 2005 compared to 2004.

Our average crude oil selling price increased 28% from CDN$43.80 to CDN$55.93 which was comparable to the increase in the Canadian dollar equivalent WTI at 27%. Furthermore, our additional light sweet production in the United States offset the effect of increasing Canadian heavy oil differentials on our existing production.

Continued geopolitical instability throughout the world combined with expected steady growth in a number of key economies have the current forward crude oil price at approximately US$64.70/bbl converted to CDN$74.39 using an exchange rate of US$0.87 for 2006.

Crude Oil Prices

Throughout 2005 the Canadian dollar strengthened 8% against the U.S. dollar, reducing prices received for our crude oil and a portion of our natural gas. Most of Canada’s crude oil and natural gas is exported to the U.S. and is priced with reference to U.S. dollar denominated benchmarks. The CDN$/US$ exchange rate entered 2005 at $0.83 and increased throughout the year to $0.86 in December.

Price Risk Management

Our commodity price risk management program incurred cash costs of $142.6 million during 2005 compared to $96.2 million during 2004. The increase in cash costs was primarily due to record high commodity prices exceeding our calls. The majority of these derivative instruments were contracted in 2003 and 2004, some of which expired on December 31, 2005 with the remaining expiring by the end of 2006.

Risk Management Cash Costs ($ millions, except per unit amounts)	2005		2004
Crude oil	$91.0	$8.51/bbl	$76.3	$8.16/bbl
Natural Gas	51.6	$0.52/Mcf	19.9	$0.20/Mcf
Net cost	$142.6	$4.90/BOE	$96.2	$3.50/BOE

We continue to review our risk management strategies in response to the increasing price environment, the economics of our acquisitions and development projects along with our overall financial position. Recently we have not been actively hedging commodity prices, however, this strategy may change in the future as management is constantly comparing the value of hedging with our overall requirement for price protection.

The following table summarizes the effect that our financial contracts have had on income for the years ended December 31, 2005 and 2004.

	2005		2004
Commodity Derivative Instruments	($ millions)	(Per BOE)	($ millions)	(Per BOE)
Financial contracts not qualifying as hedges:
Change in fair value - other financial contracts	$(35.8)	$(1.23)	$21.3	$0.77
Amortization of deferred financial assets	3.1	0.11	17.9	0.65
Cash costs of financial contracts	115.4	3.96	78.0	2.84
	$82.7	$2.84	$117.2	$4.26
Financial contracts qualifying as hedges:
Cash costs of financial contracts	27.2	0.94	18.2	0.66
Total cost of financial contracts	$109.9	$3.78	$135.4	$4.92

The unrealized gain on our financial contracts of $35.8 million for the year ended December 31, 2005 represents the change in the fair value of financial contracts not qualifying for hedge accounting and results in a non-cash increase to earnings.

Effective December 31, 2005, we elected to stop designating our commodity financial contracts as hedges. As a result we recorded a deferred credit representing the fair value of these contracts on that day, with an offset recorded as a deferred financial asset that is amortized to income over the life of the underlying contracts. All of these contracts mature during 2006, therefore the deferred financial asset will be fully amortized by December 31, 2006. In the future, non-cash gains or losses on any new commodity contracts will be reflected in our income statement.

Funds flow remains sensitive to changes as demonstrated by the following table:

Sensitivity Table	Estimated Effect on 2006 Funds Flow per Trust Unit
Change of $0.15 per Mcf in the price of AECO natural gas	$0.09
Change of US$1.00 per barrel in the price of WTI crude oil	$0.09
Change of 1,000 BOE/day in production	$0.14
Change of $0.01 in the US$/CDN$ exchange rate	$0.11
Change of 1% in interest rate	$0.06

These sensitivities reflect all commodity contracts as described in Note 12 and are based on current forward markets for 2006. To the extent the market price of crude oil and natural gas change significantly from current levels, the above sensitivities will no longer be relevant.

REVENUES

Crude oil and natural gas revenues for the year ended December 31, 2005 were $1,523.7 million ($1,550.6 million, net of $26.9 million transportation) compared to $1,124.6 million ($1,149.7 million, net of $25.1 million transportation) during 2004. Higher crude oil and natural gas prices, combined with increased production from our development capital program and recent acquisitions resulted in a 35% increase of $399.1 million.

Analysis of Sales Revenue(1) ($ millions)	Crude oil	NGLs	Natural Gas	Total
2004 Sales Revenue	$409.5	$61.4	$653.7	$1,124.6
Price variance(1)	129.8	15.7	184.6	330.1
Volume variance	59.1	3.9	6.0	69.0
2005 Sales Revenue	$598.4	$81.0	$844.3	$1,523.7
(1)  Net of oil and gas transportation costs, but before the effects of commodity derivative instruments.

ROYALTIES

Royalties are paid to various government entities and other land and mineral rights owners. Royalties in 2005 and 2004 were approximately 19% and 20% of oil and gas sales, net of transportation, respectively. Overall royalties were $297.0 million compared to $231.0 million during 2004 which is consistent with our increase in revenue. We expect royalties to remain at approximately 19% for 2006.

OPERATING EXPENSES

Operating expenses for the year ended December 31, 2005 were on target with our guidance at $7.45/BOE or $216.8 million. This represented a 4% increase from $7.14/BOE or $196.5 million in 2004. As expected, we experienced increased cost pressures due to industry activity levels and higher utility rates. We also incurred additional well servicing costs as we focused on production enhancement initiatives. We expect cost pressures to continue in 2006 and estimate annual operating costs will be approximately $7.95/BOE, representing an increase of 7% per BOE compared to 2005.

GENERAL AND ADMINISTRATIVE EXPENSES

G&A expenses were $1.39/BOE or $40.4 million for the year ended December 31, 2005 compared to $1.23/BOE or $33.9 million for 2004.

Cash G&A costs of $1.28/BOE or $37.4 million were in line with our guidance of $1.27/BOE and higher than costs of $1.06/BOE or $29.2 million experienced during 2004. The increase from the prior year can be attributed to recruiting and retaining skilled professional and technical staff along with increased infrastructure and information technology to support and enhance our expanded operations.

Non-cash charges for our trust unit rights incentive plan for the year ended December 31, 2005 were $3.0 million or $0.11/BOE compared to $4.7 million or $0.17/BOE for 2004. Based on recent discussions about the accounting for stock based compensation with the securities commissions we have determined it is appropriate to retroactively adopt the fair value method of accounting for our trust unit rights incentive plan to January 1, 2003. The impact of the adoption on our 2003 and 2004 reported earnings is not material and therefore prior period financial statements have not been restated. Our fourth quarter compensation expense in 2005 includes a non-cash recovery of $10.6 million. This recovery represents the difference between the unit based compensation expense related to 2005 originally calculated under the intrinsic method compared to the expense calculated using the fair value method. This change had no impact on funds flow from operations. See Notes 2 and 10.

The following table summarizes the cash and non-cash expenses recorded in G&A:

General and Administrative Costs ($ millions)	2005	2004
Cash	$37.4	$29.2
Trust unit rights incentive plan (non-cash)	3.0	4.7
Total G&A	$40.4	$33.9

(Per BOE)	2005	2004
Cash	$1.28	$1.06
Trust unit rights incentive plan (non-cash)	0.11	0.17
Total G&A	$1.39	$1.23

For 2006 we expect total G&A costs to be approximately $1.70/BOE, including non-cash G&A costs of approximately $0.15/BOE. The forecasted increase reflects rising costs within a very competitive market place and our expanded operations in the United States.

INTEREST EXPENSE

Annual interest expense was $25.8 million compared to $20.7 million in 2004. This increase is due to higher debt levels and rising interest rates during 2005. At December 31, 2005, 21% of our debt was based on fixed interest rates while 79% was floating. These instruments are more fully described in Note 12.

FOREIGN EXCHANGE

We experienced a foreign exchange loss of $1.7 million during the year ended December 31, 2005 compared to a gain of $5.0 million in 2004. A loss on foreign exchange contracts that were used to secure purchase price economics on the acquisition of Lyco was partially offset by gains on our US$54 million debentures. See Note 9 for further information.

CAPITAL EXPENDITURES

During the year ended December 31, 2005 we spent $1,010.5 million on capital expenditures and acquisitions net of dispositions compared to $813.6 million in 2004. As discussed in Notes 6 and 7, our most significant acquisitions during 2005 were TriLoch, Lyco, and Sleeping Giant. Our capital expenditures were financed through bank borrowing, the issuance of trust units and funds flow.

Capital Expenditures ($ millions)	2005	2004
Development expenditures	$272.2	$157.7
Plant and facilities	96.5	49.1
Development Capital	368.7	206.8
Office	4.3	2.2
Sub-total	373.0	209.0
Acquisitions of oil and gas properties	119.9	505.8
Corporate acquisitions	584.1	130.5
Dispositions of oil and gas properties	(66.5)	(31.7)
Total Net Capital Expenditures	$1,010.5	$813.6

Total Capital Expenditures financed with funds flow	$283.3	$113.3
Total Capital Expenditures financed with debt and equity	$727.2	$700.3

The following is a summary by major property of our largest development capital expenditures during 2005 and 2004.

($ millions)	Development Type	2005	2004
Bantry	Conventional oil and shallow gas	$42.0	$12.0
Joslyn	SAGD oil	33.2	8.3
Sleeping Giant	Conventional oil	29.1	-
Pembina 5-Way	Oil waterflood	19.8	8.8
Hanna/Garden Plains	Shallow gas	18.5	11.4
Joarcam	Oil waterflood	16.9	9.0
Joffre	Coalbed methane	15.9	4.7
Bashaw	Coalbed methane	14.9	2.2
Deep Basin	Natural gas	11.6	13.9
Medicine Hat	Oil waterflood and shallow gas	11.0	12.4
Other	Oil and gas	155.8	124.1
Total		$368.7	$206.8

Total development capital expenditures in 2006 are expected to be approximately $485 million. We plan to spend approximately $74 million on shallow natural gas development, $78 million on waterflood development, $89 million on Bakken oil development at our U.S. properties, $31 million on oil sands development and $49 million with respect to coalbed methane. Other conventional development costs are expected to be approximately $164 million during 2006.

In 2005, we sold $66.5 million worth of non-core properties and we expect to continue the process of acquiring new properties and rationalizing marginal properties in 2006. At this time we have no significant divestment program planned for 2006.

ASSET RETIREMENT OBLIGATIONS

We have estimated total future asset retirement obligations based on our net ownership interest in wells and facilities, estimated costs to abandon and reclaim the wells and facilities and the estimated timing of the costs to be incurred in future periods. Our asset retirement obligation was $110.6 million at December 31, 2005 compared to $106.0 million at December 31, 2004. The increase of $4.6 million was due to our acquisition and development activity during the year combined with changes in estimated future liabilities, offset by our dispositions of non-core properties. The remainder of the change was due to retirement costs incurred offset by accretion expense for the year. See Note 4.

DEPLETION, DEPRECIATION, AMORTIZATION AND ACCRETION (“DDA&A”)

DDA&A of property, plant and equipment (“PP&E”) is recognized using the unit-of-production method based on proved reserves. For the year ended December 31, 2005, DDA&A increased to $13.27/BOE compared to $11.87/BOE during the year ended December 31, 2004. The increase is due to rising FD&A costs experienced over the last couple of years.

No impairment existed at December 31, 2005 using year-end reserves and management’s estimates of future prices. Our future price estimates are more fully discussed in Note 5.

TAXES

Future Income Taxes

Future income taxes arise from differences between the accounting and tax bases of the operating companies’ assets and liabilities. The future income tax liability associated with Canadian assets recorded on the balance sheet is recovered through earnings over time.

For the year ended December 31, 2005, a future income tax expense of $15.3 million was recorded in income compared to a future income tax recovery of $76.8 million in 2004. The change from 2004 to 2005 was due to the combination of a future tax expense with respect to U.S. operations, amended tax pool balances, and a reduced payout ratio. Our expected future income tax rate incorporating these changes is approximately 34% which is the same as 2004.

Current Income Taxes

In our current structure, payments are made between the Canadian operating entities and the Fund, ultimately transferring both income and future income tax liability to our unitholders. Therefore, no cash income taxes have been paid by our Canadian operating entities.

Our U.S. operations incurred taxes (income and withholding) in the amount of $2.8 million. The amount of tax was lower than originally projected due to increased development capital spending combined with additional tax pools.

In 2006, we expect current and withholding taxes to be approximately 20% of U.S. funds flow from operations.

Capital Taxes

Capital taxes of $6.5 million decreased slightly in 2005 compared to 2004. The decrease is due to a reduction in the tax rate for Federal Large Corporations Tax. Capital taxes are expected to be $6.5 million in 2006.

SELECTED FINANCIAL RESULTS

Per BOE of production (6:1)	2005	2004
Production per day	79,727	75,130
Weighted average sales price (1)	$52.36	$40.90
Royalties	(10.21)	(8.40)
Financial contracts	(3.78)	(4.92)
Add back / (deduct): Non-cash financial contracts	(1.12)	1.42
Operating costs	(7.45)	(7.14)
General and administrative	(1.39)	(1.23)
Add back: Non-cash G&A expense (trust unit rights)	0.11	0.17
Interest expense, net of interest and other income	(0.51)	(0.68)
Foreign exchange (loss) gain	(0.06)	0.18
Deduct: Non-cash foreign exchange loss	(0.07)	(0.17)
Capital taxes	(0.22)	(0.24)
Current income tax	(0.09)	-
Restoration and abandonment cash costs	(0.27)	(0.25)
Funds flow from operations	27.30	19.64
Restoration and abandonment cash costs	0.27	0.25
Non-cash items:
Depletion, depreciation, amortization and accretion	(13.27)	(11.87)
Financial contracts	1.12	(1.42)
G&A expense (trust unit rights)	(0.11)	(0.17)
Foreign exchange	0.07	0.17
Future income tax expense	(0.53)	2.79
Total net income per BOE	$14.85	$9.39
(1) Net of oil and gas transportation costs, but before the effects of commodity derivative instruments

SELECTED CANADIAN AND U.S. FINANCIAL RESULTS

The following table provides a geographical analysis of key financial results for 2005. Prior period information has not been presented as we only had operations in Canada prior to 2005.

($ millions, except per unit amounts)	Canada	U.S.		Total
Daily Production Volumes
Natural gas (Mcf/day)	272,754	1,582	(1)	274,336
Crude oil (bbls/day)	26,432	2,883	(1)	29,315
Natural gas liquids (bbls/day)	4,689	-		4,689
Total Daily Sales (BOE/day)	76,580	3,147	(1)	79,727

Pricing (2)
Natural gas (per Mcf)	$8.39	$12.58		$8.41
Crude oil (per bbl)	54.58	68.25		55.93
Natural gas liquids (per bbl)	47.33	-		47.33

Revenues
Oil and gas sales (2)	$1,444.6	$79.1		$1,523.7
Royalties	(281.9)	(15.1	)(3)	(297.0)
Financial Contracts - Qualified Hedges	(27.2)	-		(27.2)
Other Financial Contracts	(83.1)	0.4		(82.7)

Expenses
Operating	$214.7	$2.1		$216.8
General and Administrative	39.1	1.3		40.4
Depletion, depreciation, amortization and accretion	354.7	31.8		386.5
Current income taxes	-	2.8		2.8

(1)  United States production per day (BOE/day) represents four months of Enerplus’ production commencing with the closing of the Lyco acquisition on August 30, 2005 (9,415 BOE/day expressed on an annualized basis).
(2)  Net of oil and gas transportation costs, but before the effects of commodity derivative instruments.
(3)  Royalties include U.S. state production tax.

NET INCOME AND FUNDS FLOW FROM OPERATIONS

Increased production volumes and commodity prices resulted in increased oil and gas sales, net income and funds flow from operations during the last three years. The following table provides a summary of net income, funds flow from operations and other key measures.

($ millions, except per unit amounts)	2005	2004	2003
Oil and Gas Sales(1)	$1,523.7	$1,124.6	$935.8

Net Income	432.0	258.3	248.0
Per unit (Basic)	3.96	2.60	2.88
Per unit (Diluted)	3.95	2.60	2.87

Funds flow from operations	794.4	540.0	413.2
Per unit (Basic)	7.28	5.44	4.79

Cash available for distribution	511.1	426.7	379.1
Per unit (Basic)	4.54	4.20	4.32
Payout ratio	64%	79%	92%

Total assets	4,130.6	3,180.7	2,661.8

Long-term debt, net of cash	649.8	585.0	257.7
(1) Net of oil and gas transportation costs, but before the effects of commodity derivative instruments

Funds flow from operations for the year ended December 31, 2005 was $794.4 million or $7.28 per trust unit compared to $540.0 million or $5.44 per trust unit for 2004. Net income for the year ended December 31, 2005 was $432.0 million or $3.96 per trust unit compared to $258.3 million or $2.60 per trust unit for 2004. The increase in both funds flow from operations and net income was a result of higher commodity prices and production during 2005 compared to 2004. These increases were offset partially by cash losses on our commodity price risk management program and increased operating expenses.

QUARTERLY FINANCIAL INFORMATION

Overall oil and gas sales have increased due to higher commodity prices and production as well as through development capital activity and acquisitions throughout the last two years. Net income has been affected by rising oil and gas sales, increased risk management costs, the strengthening Canadian dollar, higher operating costs, changes in future tax recovery and changes to accounting policies adopted during 2005.

	Oil and
Quarterly Financial Information	Gas		Net Income Per Trust Unit
($ millions, except per trust unit amounts)	Sales(1)	Net Income	Basic	Diluted
2005
Fourth Quarter	$503.2	$161.5	$1.38	$1.37
Third Quarter	398.7	100.3	0.91	0.91
Second Quarter	320.0	108.0	1.03	1.03
First Quarter	301.8	62.2	0.60	0.59
Total	$1,523.7	$432.0	$3.96	$3.95
2004
Fourth Quarter	$317.5	$114.5	$1.10	$1.10
Third Quarter	302.2	50.6	0.49	0.49
Second Quarter	265.6	48.0	0.51	0.51
First Quarter	239.3	45.2	0.48	0.48
Total	$1,124.6	$258.3	$2.60	$2.60
(1) Net of oil and gas transportation costs, but before the effects of commodity derivative instruments

SUMMARY FOURTH QUARTER INFORMATION

In comparing the fourth quarter of 2005 with the same period in 2004:
•	Net income increased 41% to $161.5 million.
•	Funds flow from operations increased 95% to $291.2 million and 87% on a BOE basis as a result of increased production and rising commodity prices.
•	Average daily production increased 4% due to our successful development capital program as well as our recent acquisitions.
•	The average selling price per BOE increased 52% due to stronger crude oil and natural gas prices.
•	Operating expenses increased 5% to $7.29/BOE mainly due to higher power and utility rates.
•
G&A expenses decreased 81% to $0.30/BOE, as the fourth quarter of 2005 includes a $10.6 million non-cash recovery related to the adoption of the fair value method of accounting for our trust unit rights incentive plan (see Note 2).

•	Development capital spending increased 86% due to our expanded development program in 2005.

Summary Fourth Quarter Information ($ millions, except per unit amounts)	Three Months Ended December 31, 2005		Three Months Ended December 31, 2004	% Change
Daily Production Volumes
Natural gas (Mcf/day)	269,443		292,671	(8%)
Crude oil (bbls/day)	35,167		28,752	22%
Natural gas liquids (bbls/day)	5,045		4,157	21%
Total daily sales (BOE/day)	85,119		81,688	4%

Average Selling Price (1)
Natural gas (per Mcf)	$11.65		$6.59	77%
Crude oil (per bbl)	58.41		46.20	26%
Natural gas liquids (per bbl)	50.56		45.46	11%
Per BOE	64.26		42.25	52%

Revenue (1)	503.2		317.5	58%
Per BOE	64.26		42.25	52%

Operating Expenses	57.1		52.1	10%
Per BOE	7.29		6.93	5%

General and Administrative Expenses	2.3	(2)	11.9	(81%)
Per BOE	0.30	(2)	1.59	(81%)

Net Income	161.5		114.5	41%
Per BOE	20.62		15.24	35%

Funds Flow from Operations	291.2		149.4	95%
Per BOE	37.19		19.88	87%

Development Capital Spending	139.1		74.9	86%
Acquisitions	112.5		14.5	676%
Divestments	$0.4		$12.7	(97%)
(1) Net of oil and gas transportation costs, but before the effects of commodity derivatives.
(2) The entire non-cash recovery related to the adoption of the fair value method of accounting for our trust unit rights incentive plan has been recorded in the fourth quarter of 2005.

CASH AVAILABLE FOR DISTRIBUTION

Our payout ratio for the year ended December 31, 2005 was 64%, compared to a payout ratio of 79% for the year ended December 31, 2004. During 2005, we funded over $1 billion in acquisitions and development capital spending through a combination of equity issuance, cash retained by the business, increased bank debt, and proceeds from divestments.

We continually monitor our distribution payout with respect to forecasted funds flows, debt levels and spending plans. The level of cash retained typically varies between 10% and 40% of annual funds flow. This range has increased over the last two years. Recently we have been funding a greater portion of our development capital and acquisition programs with cash generated by the business, rather than through new equity issuance or increased debt. We are prepared to adjust the payout levels in an effort to balance the investor’s desire for distributions with the Fund’s requirement to maintain a prudent capital structure. The actual amount of funds flow withheld is dependant upon our current levels of production, the prevailing commodity price environment and is at the discretion of our Board of Directors.

The following table reconciles Enerplus’ funds flow from operations with the cash available for distribution to unitholders.

Reconciliation of Cash Available for Distribution ($ millions, except per unit amounts)	2005	2004
Cash flow from operating activities	$774.6	$555.1
Change in non cash working capital	19.8	(15.1)
Funds flow from operations	794.4	540.0
Cash withheld for acquisitions, capital expenditures and debt repayment(1)	(283.3)	(113.3)
Cash available for distribution(2)	$511.1	$426.7
Cash available for distribution per trust unit	$4.54	$4.20
Payout ratio	64%	79%
(1) Cash withheld for acquisitions, capital expenditures and debt repayment is a discretionary amount and represents the difference between cash flow from operations less distributions.
(2) Cash available for distribution will differ from Cash Distributions to Unitholders on the Consolidated Statements of Cash Flows due to the timing of distribution announcements and the number of trust units outstanding on the record dates.

LIQUIDITY AND CAPITAL RESOURCES

Long-term debt, net of cash, at December 31, 2005 was $649.8 million, an increase of $64.8 million from December 31, 2004. Long-term debt at December 31, 2005 is comprised of $328.6 million of bank indebtedness and $331.3 million of senior unsecured notes.

Our working capital at December 31, 2005 decreased compared to December 31, 2004. Current liabilities increased due to significant development capital spending late in the year, which more than offset increased current assets, including receivables for oil and gas sales.

We continue to maintain a conservative balance sheet as demonstrated below:

Financial Leverage and Coverage	Year ended Dec. 31, 2005		Year ended Dec. 31, 2004
Long-term debt to trailing funds flow	0.8	x	1.1	x
Funds flow to interest expense	30.8	x	26.0	x
Long-term debt to long-term debt plus equity	21%		23%
Long-term debt is measured net of cash.
Funds flow and interest expense are 12-months trailing (calculated based on the last 12 months after adjusting for acquisitions).

Enerplus has an $850 million bank credit facility (the “Bank Credit Facility”) through its wholly-owned subsidiary EnerMark Inc. The Bank Credit Facility is an unsecured, covenant-based, three-year committed credit agreement with nine North American banks. We have the ability to extend the facility each year or repay the entire balance at the end of the three-year term. At December 31, 2005, we had $521.4 million of available borrowing capacity under this facility, which currently extends to November, 2008. This bank debt carries floating interest rates that are expected to range between 60.0 and 115.0 basis points over Bankers Acceptance rates, depending on Enerplus’ ratio of senior debt to earnings before interest, taxes and non-cash items.

Payments with respect to the bank facilities, senior unsecured notes and other third party debt have priority over claims of and future distributions to the unitholders. Unitholders have no direct liability should funds flow be insufficient to repay this indebtedness. The agreements governing these bank facilities and senior unsecured notes stipulate that if we default or fail to comply with certain covenants, the ability of the operating companies to make payments to the Fund and consequently the Fund’s ability to make distributions to the unitholders may be restricted.

Principal payments on Enerplus’ senior unsecured notes are required commencing in 2010 and 2011 and are more fully discussed in Note 8.

We anticipate that we will continue to have adequate liquidity to fund planned development capital spending during 2006 through a combination of funds flow from operations and debt. Most of our $485 million capital budget for 2006 is discretionary and can be revised downward in the event of a commodity price downturn or similar economic event.

COMMITMENTS

We have contracted to transport natural gas with various pipelines totaling 35.3 MMcf/day until 2008; of this amount 5 MMcf/day extends until 2015. We also have a contract to transport a minimum of 2,480 bbls/day of crude oil until 2010. These transportation contracts will cost approximately $6.0 million in 2006.

Our office lease commitments expire between November 2009 and January 2011. Annual costs of these lease commitments, which include rent and operating fees, amount to approximately $5.7 million. The Fund’s commitments, contingencies, and guarantees are more fully described in Note 13.

We must continue to pay crown and surface royalties, lease rentals, mineral taxes along with abandonment and reclamation costs with respect to our ongoing ownership of hydrocarbon production rights. The amounts paid with respect to these burdens will depend on the future ownership, production, prices and legislative environment at the time.

Approximately 28% of our current gas production is dedicated to certain aggregator sales arrangements. Under these arrangements, we receive a price based on the average netback price of the pool, net of transportation costs incurred by the aggregator for the life of the reserves.

Enerplus has the following minimum annual commitments including long-term debt:

								Total
								Committed
			Minimum Annual Commitment Each Year					after
($ millions)	Total		2006	2007	2008	2009	2010	2010
Bank credit facility	$328.6	(1)	$-	$-	$328.6	$-	$-	$-
Senior unsecured notes	331.3	(1)	-	-	-	-	53.7	277.6
Pipeline commitments	33.9		6.0	6.0	5.6	3.0	2.4	10.9
Office lease	23.4		5.7	5.7	5.7	5.6	0.6	0.1
Total commitments	$717.2		$11.7	$11.7	$339.9	$8.6	$56.7	$288.6
(1)Interest payments have not been included since future debt levels and rates are not known at this time.

TRUST UNIT INFORMATION

We had 117,539,000 trust units outstanding at December 31, 2005 compared to 104,124,000 trust units at December 31, 2004. The weighted average basic number of trust units outstanding during 2005 was 109,083,000 (2004 - 99,273,000). At February 10, 2006 we had 117,689,000 trust units outstanding.

On July 1, 2005 the Fund acquired all of the issued and outstanding shares of TriLoch in exchange for 1,632,516 trust units. The trust units exchanged were valued at $42.32 per unit, which was the weighted average trading price of the Fund’s trust units on the Toronto Stock Exchange during the five day trading period surrounding the announcement of the TriLoch transaction, for a recorded value of approximately $69.1 million after issuance costs.

On August 9, 2005 the Fund announced the closing of its subscription receipt financing related to the Lyco acquisition. A total of 10,637,500 subscription receipts were issued at a price of CDN$46.25 per receipt for gross proceeds of approximately $492.0 million. With the closing of the Lyco acquisition on August 30, 2005, subscription receipt holders received one trust unit for each subscription receipt held along with the August 2005 cash distribution of $0.37 per trust unit. The distribution paid to subscription receipt holders has been included in cash distributions to unitholders. During 2004, units with a value of $287.2 million, net of transaction costs, were issued to acquire corporate and property interests.

In addition 1,144,000 trust units (2004 - 950,000) were issued pursuant to the Trust Unit Monthly Distribution Reinvestment and Unit Purchase Plan (“DRIP”) and the trust unit rights plans, net of redemptions. This resulted in $40.4 million (2004 - $28.1 million) of additional equity to the Fund.

INCOME TAXES

The following is a general discussion of the Canadian and U.S. tax consequences of holding Enerplus trust units as capital property. The summary is not exhaustive in nature and is not intended to provide legal or tax advice. Investors or potential unitholders should consult their own legal or tax advisors as to their particular tax consequences.

Canadian Unitholders

The Fund qualifies as a mutual fund trust under the Income Tax Act (Canada) and accordingly, trust units of the Fund are qualified investments for RRSPs, RRIFs, RESPs, and DPSPs. Each year, the Fund is required to file an income tax return and any taxable income in the Fund is allocated to the unitholders.

In computing income, unitholders are required to include their pro-rata share of any taxable income earned by the Fund in that year. An investor’s adjusted cost base (“ACB”) in a trust unit equals the purchase price of the trust unit less any non-taxable cash distributions received from the date of acquisition. To the extent a unitholder’s ACB is reduced below zero, such amount will be deemed to be a capital gain to the unitholder and the unitholder’s ACB will be brought to $nil.

We paid $4.47 per trust unit in cash distributions to unitholders on record during 2005. For Canadian tax purposes, approximately 10% of these distributions, or $0.43 per trust unit was a tax deferred return of capital, approximately 90% or $4.02 per trust unit was taxable to unitholders as other income, and less than 1% or $0.02 per trust unit was taxable dividend income.

For 2006, we estimate that 95% of cash distributions may be taxable and 5% may be a tax deferred return of capital. Actual taxable amounts may vary depending on actual distributions which are dependent upon production, commodity prices and funds flow experienced throughout the year.

U.S. Unitholders

U.S. unitholders who received cash distributions were subject to at least a 15% Canadian withholding tax. The withholding tax is applied to both the taxable portion of the distribution as computed under Canadian tax law, and the non-taxable portion of the distribution. U.S. taxpayers may be eligible for a foreign tax credit with respect to Canadian withholding taxes paid.

The taxable portion of the cash distribution for U.S. tax purposes is determined by Enerplus in relation to its current and accumulated earnings and profits using U.S. income tax principles. The taxable portion determined is considered to be a dividend for U.S. tax purposes. For most U.S. taxpayers, this should be a “Qualified Dividend” eligible for the reduced tax rate. We believe Enerplus should not be classified as a Passive Foreign Investment Company for U.S. income tax purposes for 2005 and 2004.

The non-taxable portion of the cash distribution is a return of the cost (or other basis). The cost (or other basis) is reduced by this amount for computing any gain or loss arising from disposition. However, if the full amount of the cost (or other basis) has been recovered, any further non-taxable distributions should be reported as gains.

We paid US$3.63 per trust unit to U.S. residents during the 2005 calendar year, of which 7% or US$0.25 per trust unit was a tax deferred return of capital and 93% or US$3.38 per unit was a taxable qualified dividend.

For 2006, we estimate that 95% of cash distributions will be taxable to most U.S. investors and 5% will be a tax deferred return of capital. Actual taxable amounts may vary depending on actual distributions which are dependant upon production, commodity prices and funds flow experienced throughout the year.

CRITICAL ACCOUNTING POLICIES

The financial statements have been prepared in accordance with GAAP. A summary of significant accounting policies is presented in Note 1. A reconciliation of differences between Canadian and United States GAAP is presented in Note 15. Most accounting policies are mandated under GAAP. However, in accounting for oil and gas activities, we have a choice between two acceptable accounting policies: the full cost and the successful effort methods of accounting.

The Fund follows the full cost method of accounting for oil and natural gas activities. Using the full cost method of accounting, all costs of acquiring, exploring and developing oil and natural gas properties are capitalized, including unsuccessful drilling costs and administrative costs associated with acquisitions and development. Under the successful efforts method of accounting, all exploration costs, except costs associated with drilling successful exploration wells, are expensed in the period in which they are incurred. The difference between these two methodologies is not expected to be significant to the Fund’s net income or net income per unit as the majority of the Fund’s drilling activity is in low risk development drilling that has traditionally achieved high success rates.

Under the full cost method of accounting, an impairment test is applied to the overall carrying value of property, plant and equipment, on a country by country cost centre basis with the reserves valued using estimated future commodity prices at period end. Under the successful efforts method of accounting, the costs are aggregated on a property-by-property basis. The carrying value of each property is subject to an impairment test. Each policy may generate a different carrying value of property, plant and equipment and a different net income depending on the circumstances at period end.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with GAAP requires management to make certain judgments and estimates. Due to the timing of when activities occur compared to the reporting of those activities, management must estimate and accrue operating results and capital spending. Changes in these judgments and estimates could have a material impact on our financial results and financial condition.

The process of estimating reserves is critical to several accounting estimates. It requires significant judgments based on available geological, geophysical, engineering and economic data. These estimates may change substantially as data from ongoing development and production activities becomes available, and as economic conditions impacting oil and gas prices, operating costs and royalty burdens change. Reserve estimates impact net income through depletion, the determination of asset retirement obligations and the application of an impairment test. Revisions or changes in the reserve estimates can have either a positive or a negative impact on net income and the asset retirement obligation.

Management calculates the asset retirement obligation based on estimated costs to abandon and reclaim its net ownership interest in all wells and facilities and the estimated timing of the costs to be incurred in future periods. The fair value estimate is capitalized to PP&E as part of the cost of the related asset and amortized over its useful life.

Management makes various assumptions in determining the fair values of any acquired company’s assets and liabilities in a business combination. The most significant assumptions and judgments made relate to the estimation of the fair value of the oil and gas properties. To determine the fair value of these properties, we estimated (a) oil and gas reserves in accordance with our reserve standards, and (b) future prices of oil and gas.

Management’s estimates of oil and natural gas prices are also critical as these prices are used to determine the carrying amount of PP&E, amounts recorded for depletion, impairment in the cost centre, and the change in fair value of financial contracts that do not qualify for hedge accounting.

Management calculates the fair value of rights granted under our trust unit rights incentive plan using a binomial lattice option pricing model. This process involves the use of significant estimates and assumptions, which may change over time. The values calculated under the option pricing model may not reflect the actual value realized by trust unit rights holders.

RECENT CANADIAN ACCOUNTING AND RELATED PRONOUNCEMENTS

Non-Monetary Transactions

In June 2005, the Accounting Standards Board (“AcSB”) issued Section 3831, Non-Monetary Transactions, which replaces Section 3830 and requires all non-monetary transactions to be measured at fair value unless:

•	The transaction lacks commercial substance.
•
The transaction is an exchange of a product or property held for sale in the ordinary course of business for a product or property to be sold in the same line of business to facilitate sales to customers other than the parties to the exchange.

•	Neither the fair value of the assets or services received nor the fair value of the assets or services given up is reliably measurable.
•	The transaction is a non-monetary, non-reciprocal transfer to owners that represent a spin-off or other form of restructuring or liquidation.

The new requirements apply to non-monetary transactions initiated in periods beginning on or after January 1, 2006. Earlier adoption is permitted beginning on or after July 1, 2005. We do not expect the adoption of this standard will have any material impact on our results of operations or financial position.

Financial Instruments - Recognition and Measurement, Hedges, and Comprehensive Income

The AcSB has issued three sections on financial instruments; Section 1530, Comprehensive Income, Section 3855, Financial Instruments - Recognition and Measurement, and Section 3865, Hedges. These three sections will apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. They will require the following:
•	all trading financial instruments will be recognized on the balance sheet and will be fair valued through the income statement;
•	all remaining financial assets will be recorded at cost and amortized through the financial statements;
•	a new statement for comprehensive income that will include certain gains and losses on translation of assets and liabilities; and
•	an update to Accounting Guideline 13 to incorporate the fair value changes currently recorded in the income statement to be recorded through the comprehensive income statement.

We have not assessed the future impact on the financial statements of the Fund at this time.

RISK FACTORS AND RISK MANAGEMENT

Enerplus investors are participating in the net funds flow from a portfolio of crude oil and natural gas producing properties. As such, the funds flow paid to investors and the value of Enerplus units are subject to numerous risk factors. These risk factors, many of which are associated with the oil and gas industry, include, but are not limited to, the following influences:

Commodity Price Risk

Enerplus’ operating results and financial condition are dependent on the prices we receive for our crude oil and natural gas production. These prices may fluctuate widely in response to a variety of factors including global and domestic economic conditions, weather conditions, the supply and price of imported oil and liquefied natural gas, the production and storage levels of North American natural gas, political stability, transportation facilities, the price and availability of alternative fuels and government regulations.

We may use financial derivative instruments and other hedging mechanisms to help limit the adverse effects of natural gas and oil price volatility. However, we do not hedge all of our production and expect there will always be a portion that remains unhedged. Furthermore, we may use financial instruments that offer only limited protection within selected price ranges. To the extent price exposure is hedged, we may forego the benefits that would otherwise be experienced if commodity prices increase.

Operational Risk and Cost Control

The value of Enerplus trust units is based on the underlying value of the oil and gas reserves. Geological and operational risks can affect the quantity and quality of reserves and the cost of ultimately recovering those reserves. Lower oil and natural gas prices may increase the risk of write-downs of our oil and gas property investments. Regulatory changes to reserve reporting practices can also result in reserve write-downs. As activity levels in the industry increase, upward pressure is placed on administrative and operating costs. Higher costs will decrease the amount of funds flow received by the Fund and therefore, reduce distributions to unitholders.

We strive to acquire low risk, mature properties with a high proportion of proved reserves, positive operating metrics, long reserve lives and predictable production. Similarly, we generally participate in lower-risk development projects, while farming out or monetizing higher risk exploratory prospects.

Each year, independent engineers evaluate a significant portion of our proved and probable reserves.
Sproule Associates Limited (“Sproule”) evaluated 89% of the total proved plus probable value (discounted at 10%) of the Fund’s Canadian conventional year-end reserves, in keeping with NI 51-101 and has reviewed the remainder of the reserves internally evaluated by Enerplus. GLJ Petroleum Consultants Ltd. (“GLJ”) evaluated the Joslyn SAGD bitumen reserves as they have previously performed such evaluations for the operator of the Joslyn project. DeGolyer and MacNaughton (“D&M”) of Dallas, Texas, evaluated the reserves attributed to our assets in the United States. Both GLJ and D&M evaluated 100% of the reserves in their respective areas. Both GLJ and D&M utilized Sproule’s forecast price and cost assumptions as of December 31, 2005 in their evaluations to maintain consistency. The Reserves Committee of the Board of Directors has reviewed and approved the reserve reports of the independent evaluators.

We strive to control costs through incentive-based compensation plans that reward employees for such things as cost control and value-added initiatives. We attempt to minimize costs by exploiting our purchasing strength with suppliers. We use detailed budgeting and accounting practices to monitor costs. Multi-functional teams regularly perform integrated field reviews designed to reduce costs and increase revenues from our properties.

Despite these efforts, it can be difficult to control costs in the oil and gas industry, especially in periods of high commodity prices when the demand for goods and services is strong. Oil and gas production involves a significant amount of fixed costs that are difficult to reduce without decreasing production. In addition, approximately 35% of Enerplus’ production is operated by third parties. We have limited ability to influence costs on partner-operated properties.

Production Replacement Risk

Oil and natural gas reserves naturally deplete as they are produced over time. Our ability to replace production depends on our success in acquiring new reserves and developing existing reserves. Acquisitions of oil and gas assets depend on Enerplus’ assessment of value at the time of acquisition. Incorrect assessments of value can adversely affect distributions to unitholders and the value of the trust units.

Acquisitions are subject to investment guidelines, due diligence and review. Major acquisitions are approved by the Board of Directors and where appropriate, independent reservoir engineer evaluations are obtained.

Non-Resident Ownership and Mutual Fund Trust Status

Since our listing on the New York Stock Exchange in November of 2000, we have seen increased trading volumes and levels of ownership by non-residents of Canada. Based on information received from our transfer agent and financial intermediaries in February 2006, an estimated 73% of our outstanding trust units are held by non-residents. However, this estimate may not be accurate as it is based on certain assumptions and data from the security industry that does not have a well-defined methodology to determine the residency of beneficial holders of securities.

Enerplus currently meets the requirements of a Mutual Fund Trust as defined in the Income Tax Act (Canada). Our trust indenture does not have a specific limit on the percentage of trust units that may be owned by non-residents.

At this time, management does not anticipate any legislative changes that would affect our status as a mutual fund trust, however, we have implemented provisions in our trust indenture to allow the Board of Directors to adopt non-resident ownership constraints if required in order to ensure Enerplus maintains its mutual fund trust status.

Regulatory Risk

Government royalties, income tax laws, environmental laws and regulatory requirements can have a significant financial and operational impact on Enerplus. Our U.S. operations expose us to possible regulatory changes by the U.S. government. As an oil and gas producer, we are subject to a broad range of regulatory requirements. Similarly, as a mutual fund trust, Enerplus has a unique structure that is vulnerable to changes in legislation or income tax law.

In 2004, the Canadian government announced that it was studying the taxation of trusts. Included in this review were issues such as imposing restrictions on non-resident ownership and imposing taxation at the trust level. After a consultative process, the government announced in November 2005 that it would not make changes to the tax regulations. In the January 2006 election, the Canadian Liberal government was replaced by a Conservative government. Both parties are on record as stating that they do not intend to change the tax treatment of trusts. Nevertheless, there is always a risk that the Canadian government may reconsider its position and propose changes to the tax regime that could negatively impact the Fund.

Access to Capital Markets

Since Enerplus distributes the majority of net funds flow to unitholders, we must finance a large portion of our acquisition and development activity with equity and debt capital markets. As such, we are dependent on continued access to the capital markets to fund our activities directed towards maintaining and increasing value for our unitholders.

Enerplus has listings on the Toronto and New York stock exchanges and maintains an active investor relations program.

We maintain a prudent capital structure by retaining a portion of funds flow for capital spending and utilizing the equity markets when deemed appropriate.

Continued access to capital is dependant on our ability to maintain our track record of performance and to demonstrate the advantages of the acquisition or development program that we are financing at the time.

Environmental, Health and Safety Risk (“EHS”)

Environmental and safety risks influence the workforce, operating costs and the establishment of regulatory standards.

We have established an EHS Management System designed to:

•	provide staff with the training and resources needed to complete work safely and effectively;
•	incorporate hazard assessment and risk management as an integral part of everyday business;
•	monitor performance to ensure that Enerplus operations comply with legal obligations and the standards we set for ourselves; and
•	identify and manage environmental liabilities associated with our existing asset base and potential acquisitions.

We have a site inspections program and a corrosion risk management program designed to ensure compliance with environmental laws and regulations. Enerplus carries insurance to cover a portion of our property losses, liability and business interruption. EHS risks are reviewed regularly by a committee of the Board of Directors.

Interest Rate Exposure

The Fund has exposure to movements in interest rates. Changing interest rates can affect borrowing costs and the trust unit price of yield-based investments such as Enerplus.

We monitor the interest rate forward market and have fixed the interest rate on approximately 21% of our debt through our senior unsecured notes and interest rate swaps.

Foreign Currency Exposure

Enerplus has exposure to fluctuations in foreign currency as a result of the issuance of senior unsecured notes denominated in U.S. dollars.

Enerplus also has indirect exposure to fluctuations in foreign currency as crude oil sales and a portion of natural gas sales are based on U.S. dollar indices. Our oil and gas revenues are negatively impacted as the Canadian dollar strengthens relative to the U.S. dollar. Enerplus now has operations in the United States with direct exposure to fluctuations in the U.S. dollar on translation to our Canadian dollar denominated financial statements.

We have hedged our foreign currency exposure on US$175 million of senior unsecured notes using financial swaps that convert the U.S. denominated debt to Canadian dollar debt with Canadian dollar interest obligations. We have not hedged our foreign exchange exposure with respect to the US$54 million of senior unsecured notes issued in October 2003 which have U.S. dollar interest payment obligations.

We have not entered into any foreign currency derivatives with respect to oil and gas sales or our U.S. operations.

Counterparty Risk

We assume customer credit risk associated with oil and gas sales, financial hedging transactions and joint venture participants.

We have established credit policies and controls designed to mitigate the risk of default or non-payment with respect to oil and gas sales, financial hedging transactions and joint venture participants. Enerplus maintains a diversified sales customer base and we review our single-entity exposure on a regular basis.

Unitholder Liability

In the past, there has been some concern that trust unitholders might be held personally liable for the indebtedness of the Fund.

Enerplus is registered in Alberta, which passed legislation in June 2004 to provide statutory protection for unitholders similar to the protection afforded shareholders in a corporation. Two other provinces (Ontario and Quebec) also have statutory protection for unitholders. Our bank credit agreement and our debenture agreements do not allow the creditors to extend recourse to unitholders beyond the unitholders’ equity investment in the Fund.

SUMMARY 2006 OUTLOOK

Enerplus offers investors the benefits of owning a large, diversified portfolio of producing oil and natural gas properties within Canada and the United States. As such, our business prospects are closely linked to the opportunities and challenges associated with oil and natural gas production. In particular, we are strongly influenced by the price of crude oil and natural gas, both of which have been volatile in recent years. Our comments with respect to our 2006 outlook should be taken within the context of the current commodity price environment.

The following summarizes Enerplus’ 2006 guidance as provided throughout this MD&A. We do not attempt to forecast commodity prices, and as a result, we do not forecast future cash distributions to unitholders. Readers are encouraged to apply their own price expectations to the following factors to arrive at an expected cash distribution.

Summary of 2006 Expectations	Target	Comments
Average Annual Production	84,000 BOE/day	Assumes no new acquisitions or dispositions
Exit rate December 2006 production	89,000 BOE/day	Assumes $485 million development capital spending
2006 production mix	53% gas, 43% oil, 4% NGL

Average royalty rate	19%	Percentage of gross unhedged sales
Operating Expenses	$7.95/BOE
G&A costs	$1.70/BOE	Includes non-cash charges of $0.15BOE (unit rights plan)

Capital taxes	$6.5 million	Based on current capital structure
U.S. income and withholding tax - cash costs	20%	Applied to net funds flow generated by U.S. operations
Average interest cost	4.5%	Based on current fixed rates and forward market

Payout ratio	60% -90%

Development capital spending	$485 million	Based on current plans and price environment

We have made progress towards sustainability by reducing our reliance on acquisitions to supplement production declines and focusing our efforts on development capital opportunities within our existing assets. This progress is supported by our ability to maintain reserves and production per debt-adjusted trust unit. We expect to be able to increase our production in 2006 through internally generated development efforts without relying on new acquisitions. We anticipate that our average 2006 annual production will be 5% higher than 2005, and our 2006 exit rate will be 5% higher than our 2005 exit rate. Furthermore, we expect to increase our reserves during 2006 by replacing production with new reserve additions from our development program.

Our 2006 development capital spending is expected to be $485 million, which is 32% higher than our 2005 spending, reflecting a robust opportunity set and continued cost escalation in the sector. We plan to continue to withhold a portion of our funds flow to finance this capital program and we expect the payout ratio to trend towards the lower end of our 60-90% guidance range. We believe it is important to maintain a conservative balance sheet as a defense for commodity price volatility.

We will continue to focus on low-risk development opportunities and review our risk management strategies in response to increasing prices and the economics of our acquisitions and development projects. Recently, we have not been actively hedging commodity prices, however, this strategy may change in the future as management is constantly comparing the value of hedging with our overall requirement for price protection.

For 2006, we estimate that 95% of cash distributions will be taxable and 5% will be a tax-deferred return of capital for both our Canadian and U.S. unitholders.

We are encouraged by the results from our recent acquisitions and our efforts to integrate these operations with our existing staff and systems. The establishment of an office in Denver will enhance our growing presence in the U.S. oil and gas market.

DISCLOSURE CONTROLS AND PROCEDURES

The Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Fund’s disclosure controls and procedures as of December 31, 2005 and concluded that the Fund’s disclosure controls and procedures were effective.

ADDITIONAL INFORMATION

Additional information relating to Enerplus Resources Fund, including the Fund’s Annual Information Form, is available under the Fund’s profile on the SEDAR website at www.sedar.com and at www.enerplus.com.

FORWARD-LOOKING STATEMENTS

This discussion and analysis contains certain forward-looking statements and forward-looking information which are based on Enerplus' current internal expectations, estimates, projections, assumptions and beliefs. The use of any of the words "anticipate", "continue", "estimate", "expect", "may", "will", "project", "plan", "should", "believe" and similar expressions are intended to identify forward-looking statements and forward-looking information. These statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements or information. Enerplus believes the expectations reflected in those forward-looking statements and information are reasonable but no assurance can be given that these expectations will prove to be correct, and such forward-looking statements and information included in this discussion and analysis should not be unduly relied upon. Such forward-looking statements and information speak only as of the date of this discussion and analysis and Enerplus does not undertake any obligation to publicly update or revise any forward-looking statements or information, except as required by applicable laws.